March 6, 2006	Alan L. Talesnick
(303) 894-6378
atalesnick@pattonboggs.com
BY EDGAR AND OVERNIGHT COURIER
Ms. Tangela S. Richter
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20545

Re:	American Oil & Gas Inc.
Registration Statement on Form S-3
Filed October 4, 2005
File No. 333-128812
Dear Ms. Richter:
     On behalf of American Oil & Gas Inc. (the “Company”), this letter provides the Company’s response to the Staff’s comments in the Staff’s letter dated November 3, 2005 concerning the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed with the Commission on October 4, 2005 with information provided to us by the Company. The responses below are numbered to correspond with the comments in the Staff’s November 3, 2005 letter. Also provided with this letter is Amendment No. 1 to Form S-3 (the “Amendment”), which is being filed with the Commission simultaneously with this letter. A blacklined copy showing the changes made to the Registration Statement is provided for your convenience.
Selling Stockholders, page 8
1.	We note that TR Winston & Company LLC is a registered broker-dealer that received its shares as compensation for investment banking related services. Is any other selling shareholder a registered broker-dealer or affiliate of a registered broker-dealer? If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf also compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, please confirm to us that the shareholder

Ms. Tangela S. Richter
March 6, 2006

purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.
Response to Comment 1: The Company has informed us that it has sent a broker-dealer questionnaire to each of the selling security holders. The notes to the selling shareholder table have been amended to list each registered broker-dealer and each affiliate of a registered broker-dealer. Based on the responses to this questionnaire and the knowledge of the Company, (i) there are no registered broker-dealers listed as selling security holders other than TR Winston & Company LLC, and (ii) the selling security holders that are affiliates of broker-dealers purchased the subject security as a personal investment with no agreements or understandings to distribute the securities. The notes to the selling shareholder table indicate the same.
2.	Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.
Response to Comment 2: The Company has revised the selling shareholder table to comply with the above comment.
     If you have any further questions, do not hesitate to contact me at (303) 830-1776 or Andrew P. Calerich at (303) 991-0173.

Very truly yours, PATTON BOGGS LLP
By:	/s/ Alan L. Talesnick
Alan L. Talesnick

cc:	American Oil & Gas Inc.
c/o Andrew P. Calerich